UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41872

DDC Enterprise Limited

Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road

Sheung Wan, Hong Kong
+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K (this “Report”), unless otherwise indicated, the term “Company,” refers to DDC Enterprise Limited.

Changes in Registrant’s Certifying Accountant.

(a) Dismissal of Previous Independent Registered Public Accounting Firm.

On August 30, 2024, Marcum Asia CPAs LLP (“Marcum Asia”) was retained as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023 and the fiscal year ending December 31, 2024; Marcum Asia has not, however, reported on the Company’s consolidated financial statements for those years or any period.

The Company has reviewed its needs and evaluated potential public accounting firms to determine the most suitable independent registered public accounting firm for the fiscal year ended December 31, 2023, and the fiscal year ending December 31, 2024.

On September 30, 2024 (the “Effective Date”), the Company dismissed Marcum Asia as the Company’s independent registered public accounting firm. Such dismissal was approved by the Audit Committee (the “Audit Committee”) of the Board of Directors of the Company as of the Effective Date.

From the time of appointment on August 30, 2024 through the Effective Date there were no “disagreements” (as defined in Item 16F(a)(1)(iv) of Form 20-F) with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to Marcum Asia’s satisfaction would have caused Marcum Asia to make reference to the disagreements in connection with Marcum Asia’s report.

During the Company’s fiscal year ended December 31, 2022, and 2023 and the interim period through the Effective Date there were no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F) except as described below:

1.There was a material weakness identified attributable to our lack of sufficient accounting personnel with appropriate U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP and SEC reporting requirements, and

2. Marcum Asia became aware of various allegations against the Company by a former service provider regarding alleged related party transaction that have not been disclosed and alleged improper value-added-tax transactions and other matters. Marcum Asia advised the Company that it needed to expand the scope of its audit to address these allegations. Expanding the scope of the audit may materially impact the fairness or reliability of the Company’s previously issued financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report, or prevent Marcum Asia from issuing an unqualified audit report or from relying on management’s representations or be associated with the Company’s financial statements.

Marcum Asia was dismissed before it was able expand the scope of its audit or conduct such further investigation.

The Company conducted an internal investigation of these allegations, which included, for example, obtaining advice of legal counsel, review of relevant laws and rules, inquiries of personnel and discovery of relevant facts. The Company concluded that the allegations are baseless and without merit.

The Company provided Marcum Asia with a copy of the disclosures in this Report prior to filing this Report with the SEC. The Company has requested that Marcum Asia furnish a letter addressed to the SEC stating whether or not Marcum Asia agrees to the statements above. That letter is filed as Exhibit 16.1 to this Report.

(b) Appointment of New Independent Registered Public Accounting Firm.

As of the Effective Date, the Company appointed Enrome LLP (“Enrome”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023 and the fiscal year ending December 31, 2024. The appointment of Enrome was approved by the Audit Committee as of the Effective Date. Enrome’s appointment is subject to Enrome’s final client intake procedures and execution of an engagement letter agreement.

During the fiscal years ended December 31, 2023 and 2022 and the subsequent interim period through the Effective Date, neither the Company nor anyone acting on its behalf consulted with Enrome, regarding either: (i) the application of accounting principles to a specific transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Enrome concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F) or a “reportable event” (as defined in Item 16F(a)(1)(v) of Form 20-F).

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
16.1	Letter dated October 4, 2024 from Marcum Asia to the SEC

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited

Date: October 4, 2024	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

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